EXHIBIT 99.2

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

As at January 31, 2017 and 2016
And for the years then ended

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at January 31, 2017.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at January 31, 2017 has been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors, as stated in their report, which appears herein.

/s/ Jonathan Cherry	/s/ Douglas Newby
Jonathan Cherry	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp.’s current year and prior year consolidated financial statements and its internal control over financial reporting as at January 31, 2017. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of PolyMet Mining Corp., which comprise the consolidated balance sheets as at January 31, 2017 and January 31, 2016 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PolyMet Mining Corp. as at January 31, 2017 and January 31, 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the PolyMet Mining Corp.’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on PolyMet Mining Corp.’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, PolyMet Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at January 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, British Columbia
April 20, 2017

PolyMet Mining Corp.
Consolidated Balance Sheets
All figures in thousands of U.S. Dollars

	January 31, 2017	January 31, 2016
ASSETS

Current
Cash	$18,674	$10,256
Amounts receivable	749	429
Prepaid expenses	813	1,285
	20,236	11,970
Non-Current
Amounts receivable (Note 5)	2,012	2,153
Mineral Property, Plant and Equipment (Notes 3 and 4)	364,913	321,649
Wetland Credit Intangible (Note 5)	1,888	1,888
Total Assets	389,049	337,660

LIABILITIES

Current
Accounts payable and accrued liabilities	3,188	3,348
Non-convertible debt (Notes 7 and 9)	-	4,962
Environmental rehabilitation provision (Note 6)	781	1,498
	3,969	9,808
Non-Current
Convertible debt (Notes 7 and 8)	42,154	35,986
Non-convertible debt (Notes 7 and 9)	65,752	43,023
Environmental rehabilitation provision (Note 6)	69,845	64,186
Total Liabilities	181,720	153,003

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	268,895	242,917
Share Premium	1,151	1,151
Equity Reserves	59,682	53,759
Deficit	(122,399)	(113,170)
Total Shareholders’ Equity	207,329	184,657
Total Liabilities and Shareholders’ Equity	$389,049	$337,660

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 14)

ON BEHALF OF THE BOARD OF DIRECTORS:

             /s/ Jonathan Cherry              , Director                                                                                                                                         /s/ Dr. David Dreisinger        , Director

- See Accompanying Notes –

PolyMet Mining Corp.
Consolidated Statements of Loss and Comprehensive Loss
All figures in thousands of U.S. Dollars, except for shares and per share amounts

	For the years ended January 31,
	2017	2016
General and Administrative Expenses
Salaries and benefits	$1,892	$1,863
Share-based compensation (Note 10)	1,808	457
Director fees and expenses	307	296
Professional fees	432	363
Filing and regulatory fees	154	173
Investor and public relations	1,227	1,567
Travel	344	295
Rent and other office expenses	240	260
Insurance	172	202
Amortization	18	32
Total General and Administration Expenses	6,594	5,508

Other Expenses (Income)
Finance costs - net (Note 11)	2,672	2,017
(Gain) / loss on foreign exchange	(7)	17
Gain on disposal of available-for-sale financial instrument (Note 5)	(8)	(16)
Loss on disposal of Wetland Credit Intangible (Note 5)	-	1,852
Rental income	(22)	(32)
Total Other Expenses	2,635	3,838

Loss for the Year	9,229	9,346

Other Comprehensive Income
Reclassified gain on disposal of available-for-sale financial instrument (Note 5)	8	16
Items that may be subsequently reclassified to profit or loss:
Unrealized gain on available-for-sale financial instrument (Note 5)	(221)	(215)
Other Comprehensive Income for the Year	(213)	(199)

Total Comprehensive Loss for the Year – Net of Tax	$9,016	$9,147

Basic and Diluted Loss per Share	$(0.03)	$(0.03)

Weighted Average Number of Shares	288,998,010	276,812,958

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)			Equity Reserves
					Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance - January 31, 2015	276,351,374	$241,489	$3,007	$51,704	$-	$51,704	$(103,824)	$192,376
Total comprehensive loss for the year	-	-	-	-	199	199	(9,346)	(9,147)
Refinance of debenture (Notes 7 and 8)	-	-	(1,856)	1,856	-	1,856	-	-
Payment of land purchase options (Note 10)	224,038	199	-	-	-	-	-	199
Exercise of share options (Note 10)	275,000	434	-	(218)	-	(218)	-	216
Vesting of restricted shares and RSU’s (Note 10)	729,670	795	-	(950)	-	(950)	-	(155)
Share-based compensation (Note 10)	(23,000)	-	-	835	-	835	-	835
Bonus share cost amortization (Note 10)	-	-	-	333	-	333	-	333
Balance - January 31, 2016	277,557,082	$242,917	$1,151	$53,560	$199	$53,759	$(113,170)	$184,657
Total comprehensive loss for the year	-	-	-	-	213	213	(9,229)	(9,016)
Private placement and issuance costs (Note 10)	40,074,418	25,091	-	3,444	-	3,444	-	28,535
Refinance of debentures (Notes 7, 8 and 9)	-	-	-	250	-	250	-	250
Payment of land purchase options (Note 10)	241,376	200	-	-	-	-	-	200
Vesting of restricted shares and RSU’s (Note 10)	537,481	575	-	(694)	-	(694)	-	(119)
Share-based compensation (Note 10)	135,162	112	-	2,406	-	2,406	-	2,518
Bonus share cost amortization (Note 10)	-	-	-	304	-	304	-	304
Balance - January 31, 2017	318,545,519	$268,895	$1,151	$59,270	$412	$59,682	$(122,399)	$207,329

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Cash Flows
All figures in thousands of U.S. Dollars

	For the years ended January 31,
	2017	2016
Operating Activities
Loss for the year	$(9,229)	$(9,346)
Items not involving cash:
Amortization	18	32
Environmental rehabilitation provision accretion (Note 6)	1,465	1,663
Share-based compensation (Note 10)	1,808	457
Unrealized loss on foreign exchange	4	10
Loss on disposal of wetland credit intangible (Note 5)	-	1,852
Gain on disposal of available-for-sale financial instrument (Note 5)	(8)	(16)
Changes in non-cash working capital:
Amounts receivable	(40)	316
Prepaid expenses	472	(177)
Accounts payable and accrued liabilities	47	387
Net cash used in operating activities	(5,463)	(4,822)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	28,535	216
Debenture funding, net of costs (Notes 7 and 9)	13,943	32,954
Debenture repayment (Notes 7 and 9)	(5,111)	-
Cash settled RSU’s (Note 10)	(119)	(155)
Net cash provided by financing activities	37,248	33,015

Investing Activities
Property, plant and equipment purchases (Note 4)	(23,445)	(27,378)
Available-for-sale financial instrument disposal proceeds (Note 5)	82	250
Wetland credit intangible purchases (Note 5)	-	(100)
Net cash used in investing activities	(23,363)	(27,228)

Net Increase (Decrease) in Cash	8,422	965
Effect of foreign exchange on Cash	(4)	(10)
Cash - Beginning of year	10,256	9,301
Cash - End of year	$18,674	$10,256
Supplementary information
Accounts payable and accrued liabilities related to PP&E	$(207)	$334
Debt accretion and capitalized interest (Notes 7, 8, and 9)	15,103	5,051
Share-based compensation related to PP&E (Note 10)	710	378
Bonus share amortization related to PP&E (Note 10)	304	333
Fair value of shares issued for land options (Note 10)	$200	$199

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”) the Company is engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of Poly Met Mining, Inc. (“PolyMet US”), the Company’s wholly-owned subsidiary, is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  As at January 31, 2017, the Company had cash of $18.674 million and working capital of $16.267 million.  The $42.154 million secured convertible debt and $65.752 million secured non-convertible debt due to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), are classified as non-current obligations based on the expected repayment date of March 31, 2018.  If Glencore does not exchange the convertible debt for common shares upon maturity, PolyMet will need to renegotiate the agreement or raise sufficient funds to repay the entire debt. See additional details in Notes 7, 8, and 9.

Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the history of support from shareholders (see Notes 7, 8 and 9) and the ongoing discussions with numerous investment banks and investors regarding potential financing, that financing will continue to be available allowing the Company to meet its current obligations, as well as fund ongoing development, capital expenditures and administration expenses in accordance with the Company’s spending plans through January 31, 2018.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations, and the metals markets.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies

a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The financial statements were approved by the Board of Directors on April 20, 2017.

b)	Basis of Consolidation and Presentation

The consolidated financial statements include the accounts of the Company and its wholly‑owned subsidiary. Intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of assets available-for-sale. All dollar amounts presented are in United States (“U.S.”) dollars unless otherwise specified.

c)	Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of the consolidated financial statements are as follows:

(i)	Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast sales prices, based on current and long-term historical average price trends. Changes in the proven and probable reserves estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies - Continued

c)	Critical Accounting Estimates and Judgments - Continued

(ii)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, including mineral property, plant and equipment, and wetland credit intangible are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

For its mineral property interest the Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information the Company considers include indications of economic performance of the asset.  No impairment loss on the mineral property interest was recorded for the year ended January 31, 2017 or January 31, 2016.

The carrying value of mineral property, plant, and equipment, and wetland credit intangible at the balance sheet date is described in Note 4 and Note 5, respectively.

(iii)	Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money.

The Company’s estimates of its ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates.  The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. See additional discussion in Note 6.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies - Continued

d)	Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its wholly-owned subsidiary.  Amounts in the consolidated financial statements are expressed in U.S. dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions.  Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date.  Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction.  Exchange differences are recognized in net loss in the year in which they arise.

e)	Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with original maturities of three months or less.

f)	Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).  Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss.  Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment.  The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period.  The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.  Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income or loss except when there is objective evidence that the asset is impaired, the cumulative income or loss that had been recognized shall be reclassified from equity to profit or loss as a reclassification adjustment.  Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset. See additional discussion in Note 15.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies - Continued

g)	Mineral Property, Plant and Equipment

Mineral Property
Exploration and evaluation costs incurred prior to a Definitive Feasibility Study (“DFS”) are expensed as incurred.  Development costs incurred subsequent to a DFS and mineral property acquisition costs are capitalized until the property is placed into production, sold, allowed to lapse or abandoned. As a result of the DFS, NorthMet entered the development stage effective October 1, 2006.  The Company has capitalized development expenditures related to NorthMet from that date.

Upon commencement of production, related property acquisition and development costs are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.

Plant and Equipment
Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses.  Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits of the expenditure will flow to the Company and its cost can be measured reliably.  The carrying amount of a replaced part is derecognized.  All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the period in which they are incurred.   Plant and equipment is depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is calculated using the cost of the asset, less its residual value, over the estimated useful life of the asset.  Estimated useful lives are as follows:

Leasehold improvements	Straight-line over the term of the lease
Furniture and equipment	Straight-line over 10 years
Computers	Straight-line over 5 years
Computer software	Straight-line over 1 year

h)	Wetland Credit Intangible

Wetland Credit Intangible costs and related acquisition costs are capitalized until the wetland credits are used, sold, or abandoned.  Wetland credits are used to offset and mitigate wetlands disturbed during construction and operation of NorthMet.  As such, costs are amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.  See additional discussion in Note 5.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies - Continued

i)	Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.  Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs.  After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method.  The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period.  The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.  Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL.  Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments.  Transaction costs on financial liabilities classified as FVTPL are expensed as incurred.  At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.  See additional discussion in Note 15.

j)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is substantially complete and ready for its intended use or sale.   Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant borrowings of the Company during the period. Other borrowing costs not directly attributable to a qualifying asset are expensed in the year incurred.  Classification in the cash flow statement is in accordance with the classification of the underlying asset to which those payments were capitalized.

k)	Share‑Based Compensation

All share-based compensation awards made to directors, employees and non-employees are measured and recognized using a fair value based method.  For directors and employees, or those providing services similar to employees, the fair value of options is determined using the Black-Scholes pricing model.  The fair value of the bonus shares, restricted shares, and restricted share units is calculated using the intrinsic value of the shares at issuance, and is amortised straight-line over the vesting period.

The fair value of the award is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to equity reserves, on a graded method over the vesting period.  If and when share options are ultimately exercised or bonus shares, restricted shares, and restricted share units vest, the applicable amounts from equity reserves are transferred to share capital.

Certain awards vest upon achievement of a specified performance condition.  On a quarterly basis, management assesses the probability of achieving those performance conditions using the best available information, and estimates the appropriate vesting period.

When the Company amends the terms of share options, the incremental change in the fair value of the options due to the amendment, as determined using the Black-Scholes pricing model, is recognized over the vesting period in the statement of loss or capitalized as appropriate.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies - Continued

l)	Share Purchase Warrants

The Company issues share purchase warrants in connection with certain equity transactions.  The fair value of the warrants, as determined using the Black-Scholes pricing model or fair value of goods or services received, is credited to equity reserves.  The recorded value of share purchase warrants is transferred to share capital upon exercise.

m)	Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Basic and diluted loss per share for each year presented are the same due to the effect of potential issuances of shares under warrant or share option agreements being, in total, anti-dilutive.

n)	Income Taxes and Deferred Taxes

The income tax expense or benefit for the year consists of two components: current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and include any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Loss and Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences not eligible for offset. Deferred tax assets are generally recognized for all deductible temporary differences, loss carry forwards and tax credit carry forwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carry forwards, and tax credit carry forwards can be utilized, a deferred tax asset is not recognized.

o)	Future Accounting Changes

The Company anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 – Financial Instruments - Classification and Measurement

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies - Continued

o)	Future Accounting Changes – Continued

initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in net earnings, unless this creates an accounting mismatch. The new standard will be effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 7 - Financial Instruments - Disclosures

IFRS 7 addresses disclosures for financial assets and financial liabilities.  Amendments to this standard require new disclosures resulting from the amendments to IFRS 9 and will be effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of amendments to IFRS 7 on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 - Revenue and IAS 11 - Construction Contracts and provides a five step framework for application to customer contracts: identification of customer contract, identification of the contract performance obligations, determination of the contract price, allocation of the contract price to the contract performance obligations, and revenue recognition as performance obligations are satisfied. A new requirement where revenue is variable stipulates that revenue may only be recognized to the extent that it is highly probable that significant reversal of revenue will not occur. The new standard will be effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on its consolidated financial statements.

IFRS 16 – Leases

IFRS 16 replaces IAS 17 - Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases. The new standard will be effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of adopting IFRS 16 on its consolidated financial statements.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.
Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain property in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  The Company can indefinitely extend the term by continuing to make $150,000 annual lease payments on each successive anniversary date or can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date.  All lease payments have been paid to January 31, 2017.  The next payment is due in January 2018.

Pursuant to an agreement effective December 1, 2008, the Company leases certain property in St. Louis County, Minnesota from LMC Minerals.  The initial term of the renewable lease is 20 years and calls for minimum annual lease payments of $3,000 for the first four years after which the minimum annual lease payment increased to $30,000.  The initial term may be extended for up to four additional five year periods on the same terms. All lease payments have been paid to January 31, 2017. The next payment is due in November 2017.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.  The Company’s recovery of $2.675 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.  The Company’s recovery of $0.159 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, the Company holds mineral rights and the right to mine upon receiving the required permits.  The Company has proposed to acquire surface rights through a land exchange with the United States Forest Service (“USFS”) authorized by the USFS on January 9, 2017 (see Note 9a).

4.	Mineral Property, Plant and Equipment

Details of Mineral Property, Plant, and Equipment are as follows:
Net Book Value	NorthMet	Other fixed assets	Total
Balance at January 31, 2015	$296,102	$145	$296,247
Additions	32,726	19	32,745
Changes to environmental rehabilitation provision (Note 6)	(7,269)	-	(7,269)
Amortization	-	(74)	(74)
Balance at January 31, 2016	321,559	90	321,649
Additions	38,767	89	38,856
Changes to environmental rehabilitation provision (Note 6)	4,467	-	4,467
Amortization	-	(59)	(59)
Balance at January 31, 2017	$364,793	$120	$364,913

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment - Continued

NorthMet	January 31, 2017	January 31, 2016
Mineral property acquisition and interest costs	$68,352	$53,041
Mine plan and development	47,833	45,422
Environmental	111,421	95,709
Consulting and wages	49,715	45,770
Reclamation and remediation (Note 6)	66,652	62,185
Site activities	19,871	18,483
Mine equipment	949	949
Total	$364,793	$321,559

Erie Plant, Minnesota, U.S.A.
In February 2004, the Company entered into an option with Cliffs Natural Resources Inc. (“Cliffs”) to purchase 100% ownership of large parts of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Erie Plant”).  The Company exercised this option in November 2005 under the Asset Purchase Agreement with Cliffs.

In December 2006, the Company acquired from Cliffs property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant.  The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million.

The Company indemnified Cliffs for reclamation and remediation obligations as a result of the above purchases (see Note 6). These obligations are presently contractual in nature under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the Company’s obligations will be direct with the governing bodies.

During the year ended January 31, 2017, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $15.103 million (January 31, 2016 - $5.051 million) as part of the cost of NorthMet assets.  As NorthMet assets are not in use or capable of operating in a manner intended by management, no amortization of these assets has been recorded to January 31, 2017.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Wetland Credit Intangible and EIP Receivable

Details of Wetland Credit Intangible are as follows:
	For the year ended January 31,
	2017	2016
Wetland Credit Intangible – beginning of year	$1,888	$6,192
Additions	-	100
Disposals	-	(4,404)
Wetland Credit Intangible – end of year	$1,888	$1,888

In March 2012, the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration.  AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012.  EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper governmental authorities.  As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share.  These warrants expired on December 31, 2015 (see Note 10f).

On April 6, 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits that the Company does not need to third parties and, over time, reimburse the Company for its costs.  The financial instrument has been designated as available for sale.  Upon closing of the transaction, the Company recognized the receivable at fair value calculated using a 9.25% discount rate and 12 year term resulting in a receivable of $2.552 million and a non-cash loss of $1.852 million.  The Company will account for subsequent fair value changes through other comprehensive income or loss.  Under the agreement, the Company retained the right to purchase up to 300 credits until February 28, 2017 with additional payments due only if the Company exercised that right in part or in full.  Subsequent to year end, the right to purchase additional credits expired and EIP will seek to sell these credits and reimburse the Company for its costs under the terms of the April 2015 agreement.

Details of the EIP receivable are as follows:

	For the year ended January 31,
	2017	2016
EIP Receivable – beginning of year	$2,517	$-
Initial recognition	-	2,552
Collections from EIP	(82)	(250)
Accretion	228	192
(Loss) / Gain on re-measurement	(7)	23
EIP Receivable – end of year	2,656	2,517
Less current portion	(644)	(364)
Non-current portion	$2,012	$2,153

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of Environmental Rehabilitation Provision are as follows:

	For the year ended January 31,
	2017	2016
Environmental Rehabilitation Provision – beginning of year	$65,684	$72,260
Change in estimate	4,467	(7,269)
Liabilities discharged	(990)	(970)
Accretion expense	1,465	1,663
Environmental Rehabilitation Provision – end of year	70,626	65,684
Less current portion	(781)	(1,498)
Non-current portion	$69,845	$64,186

Federal, state and local laws and regulations concerning environmental protection affect the NorthMet assets.  As part of the consideration for the Cliffs Purchase Agreements (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property.  This consent decree required both short-term and long-term mitigation.  Field study activities were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA and subsequent communications amongst the MPCA, Cliffs and the Company provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision.

The Company’s best estimate of the environmental rehabilitation provision under IFRS at January 31, 2017 was $70.6 million (January 31, 2016 - $65.7 million) based on estimated cash flows required to settle this obligation in present day costs of $79.2 million (January 31, 2016 - $69.5 million), a projected inflation rate of 2.00% (January 31, 2016 – 2.00%), a market risk-free interest rate of 2.78% (January 31, 2016 – 2.36%) and expenditures expected to occur over a period of approximately 31 years.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing and other agreements comprising:

•
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement (see Note 10);

•	Convertible debt ("Glencore Convertible Debt") – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (see Note 8);
•
Non-convertible debt ("Glencore Non-Convertible Debt") – three separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; and a $14.0 million initial principal secured debenture in calendar 2016 drawn in four tranches (see Note 9b);

•
Marketing Agreement whereby Glencore committed to purchase all of the Company's production of concentrates, metal, or intermediate products on market terms at the time of delivery for at least the first five years of production; and

•
Corporate Governance Agreement whereby from January 1, 2014 as long as Glencore holds 10% or more of PolyMet's shares (on a fully diluted basis), Glencore has the right, but not obligation, to nominate at least one director and not more than the number of directors proportionate to Glencore's fully diluted ownership of PolyMet, rounded down to the nearest whole number, such number to not exceed 49% of the total board.

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at January 31, 2017 comprises:

•	92,836,072 shares representing 29.1% of PolyMet's issued shares (January 31, 2016 - 78,724,821 shares);
•
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant ("Exchange Warrant") at $1.2696 per share into 33,265,768 common shares of PolyMet (including capitalized and accrued interest as at January 31, 2017) until the earlier of March 31, 2018, availability of $100 million of debt or equity financing, or an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten days notice during which time Glencore can elect to exercise the Exchange Warrant, and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions.  See Note 8 for additional details;

•
Warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until December 31, 2017 ("Purchase Warrants"), subject to mandatory exercise if the 20-day volume weighted average price ("VWAP") of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available ("Exercise Triggering Event"), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions;

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing - Continued

•
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the 12 month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  See 2016 Agreements below for additional details; and

•
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  See 2016 Agreements below for additional details.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 140,240,467 common shares of PolyMet, representing 38.3% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.8% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.

2015 Agreements
On July 30, 2015, the Company extended the term of the Glencore Convertible Debentures and the expiration date of the associated Exchange Warrant to March 31, 2016 and the interest rate was increased from 12 month U.S. dollar LIBOR plus 4.0% to 12 month U.S. dollar LIBOR plus 8.0% effective August 1, 2015.  The Purchase Warrant expiration date was extended to December 31, 2016 and the exercise price was reduced from $1.3022 per share to $0.9292 per share.  The transaction was accounted for as a modification of the existing convertible debt with the $1.241 million difference in the fair value of the purchase warrants as a result of the extension in term and price reduction being recorded within equity.  See additional details below and in Notes 8 and 9.

On December 15, 2015, the Company extended the term of the Glencore Convertible Debentures, the expiration date of the associated Exchange Warrant and extended the term of Glencore Non-Convertible Debentures to the earlier of i) March 31, 2017, ii) availability of $80 million of debt or equity financing or iii) an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures, subject to ten-days notice during which time Glencore can elect to exercise the Exchange Warrant.  The interest rate was increased from 12 month U.S. dollar LIBOR plus 8.0% to 12 month U.S. dollar LIBOR plus 15.0% effective January 1, 2016.  The Purchase Warrant expiration date was extended to December 31, 2017 and the exercise price was reduced from $0.9292 per share to $0.8231 per share.  The transactions were accounted for as a modification of the existing convertible debt with the $0.615 million difference in the fair value of the purchase warrants as a result of the extension in term and price reduction being recorded within equity.  See additional details below and in Notes 8 and 9.

2016 Agreements
On January 27, 2016, the Company issued to Glencore a Tranche J secured debenture with the total principal amount of $11.0 million.  The interest rate on this debenture was 12 month U.S. dollar LIBOR plus 15.0% per annum payable in cash upon maturity, which was the earlier of i) March 31, 2017, ii) availability of $80 million of debt or equity financing or iii) an earlier date on which PolyMet can demonstrate that it is prudent to repay the debentures.  The Company provided security by way of a guarantee and a pledge of the assets of the Company and its wholly-owned subsidiary. The Company recognized this debenture initially at fair value and subsequently accounted for the debenture at amortized cost.  Transaction costs for the financing were $0.050 million.  See additional details below and in Notes 8 and 9.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing - Continued

On June 3, 2016, the Company issued $3.0 million Tranche K secured debenture, on July 1, 2016 it issued $5.0 million Tranche L-1 secured debenture, on July 26, 2016 it issued $3.0 million Tranche L-2 secured debenture, and on August 5, 2016 it issued $3.0 million Tranche M secured debenture to Glencore.  Each of these debentures bears interest at 12 month U.S. dollar LIBOR plus 15.0%.  The Company provided security on these debentures covering all of the assets of PolyMet, including a pledge of PolyMet’s 100% ownership of Poly Met Mining, Inc.  The due date of these debentures was initially the earlier of (i) March 31, 2017 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  See additional details below and in Note 9.

On September 14, 2016, the Company extended the term of the Glencore Non-Convertible Debt, the term of the Glencore Convertible Debt and the expiration date of the associated Exchange Warrant to the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  In connection with this extension, the Company issued warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  All other terms of the debt were unchanged.  The transaction has been accounted for as a modification of the existing debentures with the $0.250 million fair value of the warrants allocated pro rata on the basis of the Glencore Non-Convertible Debt and Glencore Convertible Debt and an offsetting entry to equity reserves.  See additional details in Notes 8 and 9.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the private placement which closed on October 18, 2016.  Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.   See additional details in Note 10.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	For the year ended January 31,
	2017	2016
Convertible Debt – beginning of year	$35,986	$33,451
Accretion and capitalized interest	6,168	2,535
Convertible Debt – end of year	42,154	35,986
Less current portion	-	-
Non-current portion	$42,154	$35,986

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore.  The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.
These debentures bear interest at 12 month U.S. dollar LIBOR plus 4.0% through July 31, 2015, 12 month U.S. dollar LIBOR plus 8.0% through December 31, 2015, and 12 month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $17.154 million of interest had been accreted and capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2017.
Following the amendments agreed to on September 14, 2016 (see Note 7), the due date of these debentures is the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  Upon receipt of ten days notice of PolyMet’s intention to repay the debentures Glencore can exercise the Exchange Warrant and exchange the initial principal and capitalized interest into common shares of PolyMet at $1.2920 per share.  As a result of anti-dilution provisions in the agreement, following the private placement which closed on October 18, 2016, the exchange price was adjusted to $1.2696 per share from $1.2920 per share (see Note 10).  The adjustment did not have a material impact to the financial statements.  Glencore has the right to exchange some or all of the debentures at any time under the same conversion terms.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:
	For the year ended January 31,
	2017	2016
IRRRB – beginning of year	$4,962	$4,614
Accretion and capitalized interest	149	348
Repayment	(5,111)	-
IRRRB – end of year (Note 9a)	-	4,962

Glencore – beginning of year	43,023	7,855
Accretion and capitalized interest	8,786	2,168
Funding, net of costs	13,943	33,000
Glencore – end of year (Note 9b)	65,752	43,023

Total Non-Convertible Debt	65,752	47,985
Less current portion	-	(4,962)
Non-current portion	$65,752	$43,023

a)	IRRRB

During the year ended January 31, 2017, the Company fully repaid a $4.0 million initial principal loan, drawn in June 2011 from the Iron Range Resources & Rehabilitation Board ("IRRRB").  The loan was used to exercise the Company’s options to acquire land as part of the proposed land exchange with the USFS authorized by the USFS on January 9, 2017.  The loan was secured by the land acquired and carried a fixed interest rate of 5%, compounded annually.  Warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share expired on June 30, 2016.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2017.

b)	Glencore

Since January 2015, the Company has issued $55.0 million of secured non-convertible debentures to Glencore, including $14.0 million during the year ended January 31, 2017.  On June 3, 2016, the Company issued $3.0 million Tranche K secured debenture, on July 1, 2016 it issued $5.0 million Tranche L-1 secured debenture, on July 26, 2016 it issued $3.0 million Tranche L-2 secured debenture, and on August 5, 2016 it issued $3.0 million Tranche M secured debenture to Glencore.  The Company has provided security on these debentures covering all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.  Each of these debentures bears interest at 12 month U.S. dollar LIBOR plus 15.0%.  The due date of these debentures was initially the earlier of (i) March 31, 2017 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable. All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the year ended January 31, 2017.
On September 14, 2016, the Company extended the term of the Glencore Non-Convertible Debentures to the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  See Note 7 for additional details.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital

a)	Issuances for Cash and Land Acquisition

On October 18, 2016, the Company issued 25,963,167 units (“Placement Units”) in a private placement to subscribers for gross proceeds of $19.472 million.  Each Placement Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  A total of 25,963,167 common shares and 13,641,586 purchase warrants were issued under this transaction, including 660,005 broker warrants issued to the underwriters.  The amount attributable to common shares was $15.881 million and the amount attributable to warrants was $2.174 million, which includes the broker warrant fair value of $0.151 million.  Transaction costs for the issuance were $1.568 million.  The closing triggered customary anti-dilution provisions for the Exchange Warrant.  See Note 8 for additional details.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the private placement which closed on October 18, 2016.  Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  A total of 14,111,251 common shares and 7,055,626 purchase warrants were issued under this transaction.  The amount attributable to common shares was $9.210 million and the amount attributable to warrants was $1.270 million.  Transaction costs for the issuance were $0.103 million.

During the year ended January 31, 2017 the Company issued no shares (January 31, 2016 – 275,000 shares) pursuant to the exercise of share purchase options for proceeds of $nil (January 31, 2016 - $0.216 million).

During the year ended January 31, 2017 the Company issued 241,376 shares (January 31, 2016 – 224,038 shares) to maintain land purchase options.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on July 15, 2015.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares pursuant to an exemption approved by the Toronto Stock Exchange.

During the year ended January 31, 2017, the Company recorded $2.518 million for share-based compensation (January 31, 2016 - $0.835 million) with $1.808 million expensed to share-based compensation (January 31, 2016 - $0.457 million) and $0.710 million capitalized to mineral property, plant and equipment (January 31, 2016 - $0.378 million).  The offsetting entries were to equity reserves.  Total share-based compensation for the year ended January 31, 2017 comprised $1.490 million for share options (January 31, 2016 - $0.146 million), $0.916 million for restricted shares and restricted share units (January 31, 2016 - $0.689 million), and $0.112 million for issuance of unrestricted shares (January 31, 2016 - $nil).  Vesting of restricted share units during the year ended January 31, 2017 resulted in $0.694 million being transferred from equity reserves to share capital (January 31, 2016 - $0.950 million). Exercise of share options during the year ended January 31, 2016 resulted in $0.218 million being transferred from equity reserves to share capital.

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of share options are as follows:

	Year ended January 31, 2017		Year ended January 31, 2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of year	18,975,002	1.29	21,085,002	1.33
Granted	5,502,000	0.76	338,000	1.50
Exercised	-	-	(275,000)	0.79
Expired	(3,515,000)	1.64	(2,173,000)	1.59
Outstanding – end of year	20,962,002	1.10	18,975,002	1.29

The weighted average share price when share options were exercised during the year ended January 31, 2016 was $1.15.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

c)	Share Options - Continued

The fair value of share options granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:
	For the year ended January 31,
2017		2016
Risk-free interest rate	1.01% to 1.30%	0.93%
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	55.88% to 59.17%	49.61%
Expected life in years	2.50 to 5.00	2.50
Weighted average fair value of each option	$0.26 to $0.38	$0.32

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Details of share options outstanding as at January 31, 2017 are as follows:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.7110 to 0.8671	10,112,000	9,228,667	0.75	4.57
0.9300 to 1.1500	6,907,002	6,907,002	1.02	5.45
1.5000 to 1.8816	1,928,000	1,928,000	1.69	3.23
2.0475 to 2.4886	615,000	415,000	2.31	1.35
2.5059 to 3.0695	1,400,000	1,227,500	2.65	0.64
	20,962,002	19,706,169	1.10	4.38

As at January 31, 2017 all outstanding share options had vested and were exercisable, with the exception of 1,255,833, which were scheduled to vest upon completion of specific targets (Permits – 908,333; Construction – 87,500; Production – 200,000; Other – 60,000).  The outstanding share options have expiry periods between 0.04 and 9.45 years.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

d)	Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of restricted shares and restricted share units are as follows:

	For the year ended January 31,
	2017	2016
Outstanding - beginning of year	990,471	2,130,286
Issued	2,303,239	-
Forfeited	-	(64,667)
Vested	(675,690)	(1,075,148)
Outstanding - end of year	2,618,020	990,471

During the year ended January 31, 2017, the Company issued 2,303,239 restricted share units which had a fair value of $1.740 million to be expensed and capitalized over the vesting periods.

During the year ended January 31, 2017, there were 138,209 restricted share units settled with $0.119 million in cash upon vesting (January 31, 2016 – 254,125 restricted share units settled with $0.155 million in cash).

During the year ended January 31, 2016, there were 41,667 restricted share units and 23,000 restricted shares forfeited upon individuals ceasing to be eligible persons under the Plan.

As at January 31, 2017 outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets or dates (Permits – 157,391; Production – 157,390; February 2018 – 1,226,521; January 2019 – 860,663; Other – 216,055).

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.   At the Company’s Annual General Meeting of shareholders held in June  2008, the disinterested shareholders approved the bonus shares for Milestone 4.  Regulatory approval is required prior to issuance of these shares.  Details of bonus shares are as follows:

	Year ended January 31, 2017		Year ended January 31, 2016
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of year	3,150,000	3,640,000	3,150,000	3,640,000
Outstanding – end of year	3,150,000	3,640,000	3,150,000	3,640,000

The fair value of these unissued bonus shares is being amortized until the estimated date of issuance.  During the year ended January 31, 2017, the Company recorded $0.304 million amortization related to Milestone 4 bonus shares (January 31, 2016 – $0.333 million), which was capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

f)	Share Purchase Warrants

Details of share purchase warrants are as follows:

	Year ended January 31, 2017		Year ended January 31, 2016
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of year	6,919,287	$0.91	8,168,602	$1.35
Issued (Notes 7 and 10a)	21,322,212	0.99	-	-
Expiration (Notes 5 and 9a)	(461,286)	(2.17)	(1,249,315)	(1.30)
Glencore Adjustments (Note 7)	-	-	-	(0.48)
Outstanding – end of year	27,780,213	$0.95	6,919,287	$0.91

The outstanding share purchase warrants have expiry periods between 0.92 years and 4.74 years, subject to acceleration in certain circumstances.

The fair value of share purchase warrants granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:
For the year ended January 31,
	2017	2016
Risk-free interest rate	0.98% to 1.33%	Nil
Expected dividend yield	Nil	Nil
Expected forfeiture rate	Nil	Nil
Expected volatility	55.58% to 58.47%	Nil
Expected life in years	2.50 to 5.00	Nil
Weighted average fair value of each warrant (1)	$0.19 to $0.40	Nil

(1)
The fair value of share purchase warrants was used in determining the allocation of net proceeds under the relative fair value method for Placement Units on October 18, 2016 and Glencore Units on October 28, 2016.

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Year ended January 31,
	2017	2016
Debt accretion and capitalized interest:
Convertible debt (Notes 7 and 8)	$6,168	$2,535
Non-convertible debt (Notes 7 and 9)	8,935	2,516
Environmental rehabilitation provision accretion (Note 6)	1,465	1,663
Other finance costs	1,261	375
Less: amounts capitalized on qualifying assets	(15,103)	(5,051)
Finance costs	2,726	2,038
Interest income:
Bank deposits	(54)	(21)
Finance income	(54)	(21)
Finance costs - net	$2,672	$2,017

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts, as follows:

	Year ended January 31,
	2017	2016
Salaries and other short-term benefits	$1,828	$1,825
Other long-term benefits	44	36
Share-based payment (1)	1,709	411
Total	$3,581	$2,272

(1)	Share-based payment represents the amount expensed during the period and are described in Note 10.

There are agreements with key employees that contain severance provisions for termination without cause or in the event of a take-over. Other than the President and Chief Executive Officer, none of PolyMet’s other directors has a service contract with the Company providing for benefits upon termination of their employment.

As a result of Glencore’s ownership of 29.1% of the Company it is also a related party.  PolyMet has entered into a Technical Services Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing technical support to PolyMet, primarily in detailed project design and mineral processing where PolyMet requests assistance under an agreed scope of work.  During the year ended January 31, 2017, the Company recorded $0.102 million (year ended January 31, 2016 - $3.350 million) for services under this agreement.  PolyMet has also entered into a Financing Advisory Agreement with Glencore whereby PolyMet reimburses Glencore for costs associated with providing financing advisory support to PolyMet.  During the year ended January 31, 2017, the Company recorded $0.730 million (year ended January 31, 2016 - $nil) for services under this agreement.  Additional transactions with Glencore are described in Notes 7, 8, and 9.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Income Taxes

a)	Effective tax rate

The effective tax rate differs from the cumulative Canadian federal and provincial income tax rate due to the following:

	Year ended January 31,
	2017	2016
Loss for the year before taxes	$(9,229)	$(9,346)
Canadian statutory tax rate	26.0%	26.0%
Expected tax recovery	(2,400)	(2,430)
Difference in foreign tax rates	(413)	(771)
Non-deductible items	470	119
Change in unrecognized deferred tax and other items	2,343	3,082
Income Tax Expense / (Recovery)	$-	$-

b)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities have been recognized in respect of the following items:

	Year ended January 31,
	2017	2016
Non-capital loss carry forward assets	$35,992	$31,488
Mineral property acquisition, exploration and development costs	(35,992)	(31,488)
Other	-	-
Net deferred income tax liabilities	$-	$-

Deferred income tax assets have not yet been recognized in respect of the following items:

	Year ended January 31,
	2017	2016
Non-capital loss carry forward assets	$25,619	$22,380
Capital loss carry forward assets	347	347
Intercompany receivable assets	2,031	2,031
Other assets	1,059	1,074
Unrecognized deferred income tax assets	$29,056	$25,832

As of January 31, 2017, the Company has Canadian non-capital loss carry forwards of approximately $37.8 million (January 31, 2016 - $24.5 million) and US non-capital loss carry forwards of approximately $125.6 million (January 31, 2016 - $115.1 million).  The non-capital loss carry forwards are available to reduce future income for tax purposes and expire between 2019 and 2037, except for US state non-capital loss carry forwards which expire between 2018 and 2032.
The Company is not recognizing these deferred tax assets because they relate to entities that have a history of losses and there is not yet adequately convincing evidence that these entities will generate future taxable income to enable timely offset.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.	Commitments and Contingencies

 In addition to items described elsewhere in these financial statements:

a)
As at January 31, 2017, the Company had firm commitments related to the environmental permitting process, land options, and rent of approximately $1.1 million with the majority due over the next year and the remainder due over three years.

b)	As at January 31, 2017, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next year.

c)	The following table lists the known contractual obligations as at January 31, 2017:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accrued liabilities	$3,188	$3,188	$3,188	$-	$-	$-
Convertible debt (Note 8)	42,154	51,099	-	51,099	-	-
Non-convertible debt (Note 9)	65,752	79,766	-	79,766	-	-
Firm commitments	-	1,127	908	219	-	-
Total	$111,094	$135,180	$4,096	$131,084	$-	$-

15.	Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.
The carrying values of each classification of financial instrument at January 31, 2017 are:

	Loans and receivables	Available for sale	Other financial liabilities	Total carrying value
Financial assets
Cash	$18,674	$-	$-	$18,674
Amounts receivable	105	2,656	-	2,761
Total financial assets	$18,779	$2,656	$-	$21,435
Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$3,188	$3,188
Convertible debt	-	-	42,154	42,154
Non-convertible debt	-	-	65,752	65,752
Total financial liabilities	$-	$-	$111,094	$111,094

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.	Financial Instruments and Risk Management - Continued

The carrying values of each classification of financial instrument at January 31, 2016 are:

	Loans and receivables	Available for sale	Other financial liabilities	Total carrying value
Financial assets
Cash	$10,256	$-	$-	$10,256
Amounts receivable	65	2,517	-	2,582
Total financial assets	$10,321	$2,517	$-	$12,838
Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$3,348	$3,348
Convertible debt	-	-	35,986	35,986
Non-convertible debt	-	-	47,985	47,985
Total financial liabilities	$-	$-	$87,319	$87,319

Fair Value Measurements
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	–	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	–	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	–	Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature.

The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.  The Company believes this is appropriate as the transaction was negotiated at arms length and the interest rate is floating.  The following table shows the impact of changes in the interest rate used to fair value the convertible debt and non-convertible debt for disclosure purposes:

	Impact on fair value due to 2% decrease in interest rate	Impact on fair value due to 1% decrease in interest rate	Impact on fair value due to 1% increase in interest rate	Impact on fair value due to 2% increase in interest rate
Convertible debt	867	429	(421)	(835)
Non-convertible debt	1,352	670	(657)	(1,303)

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.	Financial Instruments and Risk Management - Continued

Risks Arising from Financial Instruments and Risk Management
The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company’s NorthMet Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk
The Company incurs expenditures in Canada and in the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accrued liabilities will vary in U.S. dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

Interest Rate Risk
Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits.  The Company has not hedged any of its interest rate risk.  The Company currently capitalizes to qualifying assets the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

The Company was exposed to interest rate risk through the following assets and liabilities:

	January 31, 2017	January 31, 2016
Cash	$18,674	$10,256
Convertible debt	42,154	35,986
Non-convertible debt	$65,752	$47,985

Credit Risk
Credit risk arises on cash held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $21.435 million.

The Company’s cash is primarily held through a large Canadian financial institution.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
As at January 31, 2017 and 2016 and for the years then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.	Financial Instruments and Risk Management - Continued

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.

Capital Management
The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Company’s Board of Directors.

Although the Company plans to have the resources to carry out its plans and operations through January 31, 2018, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is in discussions to arrange sufficient capital to meet these requirements.  During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.  See additional discussion in Note 1.